CHRONABILITY, INC.
Balance Sheet
(Unaudited)

	December 31, 2015
ASSETS	
Current Assets	
Cash	$ 420
Total current assets	420
TOTAL ASSETS	$ 420
LIABILITIES AND EQUITY	
Related-party debt	$ 339,780
Total current liabilities	339,780
Equity	
Common Stock, par value $0.00001; 10,000,000 shares authorized, 1,000,000 outstanding	10
Paid-in capital	990
Retained deficit	(340,360)
Total Equity	(339,360)
TOTAL LIABILITIES AND EQUITY	$ 420